Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

+1 212 521 5400

Fax +1 212 521 5450

reedsmith.com

April 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Bone Biologics, Corp.
Registration Statement on Form S-1
File No. 333-200156

Dear Ms. Ransom:

On behalf of our client, Bone Biologics, Corp., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated January 21, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2014 and the Company’s response dated January 6, 2015, in response to the Staff’s comments issued in a letter dated December 9, 2014. Following this submission, we will file on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement reflecting the responses of the Company below.

In order to facilitate your review, the Comments in the Staff’s Letter were set forth below in bold font, and our response follows such Comments. In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.	We note your response to comment 1 in our letter dated December 9, 2014. Given the nature and the size of the transaction being registered for resale on behalf of Hankey Capital LLC, we continue to be concerned that this transaction is an indirect primary offering of your securities to the public. Please revise the registration statement to name Hankey Capital LLC as an underwriter. Alternatively, please provide us with additional analysis as to why you believe that the transaction is appropriately characterized as a transaction that is eligible to be made under the Securities Act Rule 415(a)(1)(i). In doing so, please be sure to give due consideration to the following points:

●	There is currently no liquid trading market for your securities;

●	Hankey Capital LLC, as you acknowledge in your response letter, received the shares being offered less than three months ago; and

●	Hankey Capital LLC is offering 10,284,811 of the 15,213,818 shares covered by the registration statement.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and in response the Company will reduce the shares registered on behalf of Hankey Capital LLC from 10,284,811 to 3,164,557. The 3,164,557 shares to be registered on behalf of Hankey Capital LLC were issued pursuant to the Hankey Capital LLC convertible note investment. As a result, the number of shares being registered for resale pursuant to the Registration Statement will be reduced to 8,063,313. The Company currently has 24,269,047 shares issued and outstanding and a total of 34,951,839 shares outstanding on a fully diluted basis. The Company respectfully submits that the proposed offering of shares of the Company’s common stock by Hankey Capital LLC as contemplated by the Registration Statement is properly regarded as a secondary offering.

The company has authorized me to acknowledge on its behalf that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad